UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FIRSTPLUS FINANCIAL GROUP, INC.

(Name of Issuer)

  Common Stock $.01 Par Value

(Title of Class of Securities)

  33763B103

(CUSIP Number)

  Danford L. Martin, 7 Egret Lane
Aliso Viejo, CA 92656 (959) 305-6544

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33763B103		Page 2
1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only):
Danford L. Martin
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) ☐
(b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 2,282,500 Includes 857,500 common shares held separately by Mr. Martin's wife
	8.	Shared Voting Power: Not applicable
	9.	Sole Dispositive Power: 2,282,500 Includes 857,500 common shares held separately by Mr. Martin's wife
	10.	Shared Dispositive Power: Not applicable
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,282,500
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
	13.	Percent of Class Represented by Amount in Row (11): 4.73%
	14.	Type of Reporting Person (See Instructions): IN

1. Security and Issuer

         This statement relates to Common shares of FirstPlus Financial Group, Inc., which is located at 5100 N. O’Connor Blvd, 6th Floor, Irving, TX 75039.

2. Identity and Background

         In March 2005, 73 shareholders of FirstPlus filed a Petition to order an election of directors of FirstPlus and a Complaint for equitable, declaratory, and injunctive relief in the matter captioned Danford L. Martin, et. al. v. FirstPlus Financial Group, Inc., et al., Case No. CV05-00465, pending in the Second Judicial District Court of the State of Nevada in and for the County of Washoe (“Nevada litigation”).

         The FPFX Shareholder Value Committee (the “Committee”) was established to nominate an opposing slate of Director Candidates for the upcoming Special Meeting of Stockholders of FirstPlus Financial Group, Inc. (the “Company”), and to solicit stockholder votes and proxies. The Committee’s primary contact and address was Danford L. Martin, 7 Egret Lane, Aliso Viejo, CA 92656. The Committee consisted of Stockholders James T. Capretz, Robert D. Davis, George R. Eberting, James P. Hanson, and Danford L. Martin.

         Mr. Eberting and Mr. Martin (, in addition to Kenneth W. Bolster) were also members of the group known as the FPFX Steering Committee, 7 Egret Lane, Aliso Viejo, CA 92656. The Steering Committee had established a legal action fund called the FPFX Shareholder Action Fund. The Steering Committee had circulated newsletters regarding FirstPlus since October 2000 to shareholders who desired to receive copies.

On April 11, 2006 FirstPlus Financial Group (“FirstPlus”) announced (in an 8-K filed with the SEC) the following:

         On April 6, 2006, The Company and the petitioners in the lawsuit styled Danford L. Martin, et al. v. FirstPlus Financial Group, Inc., et al., in the Second Judicial District Court for the State of Nevada (the “Election Suit”), entered into a settlement agreement to resolve the disputes in the Election Suit. Pursuant to the settlement agreement:

  the Company agreed to pay to the petitioners an aggregate amount of up to $300,000 for the expenses they incurred arising from the Election Suit;

  upon the Company’s payment of the petitioners’ expenses, the parties will cause all claims and counterclaims in the Election Suit to be dismissed with prejudice and will exchange mutual releases;

  the petitioners agreed not to nominate an opposing slate of directors for election at the Company’s 2006 Special Meeting of Shareholders (the “Special Meeting”) or to take any action to delay, interfere with or contest the Special Meeting;

  the Company agreed that upon receipt by the FirstPlus Financial Group Grantor Residual Trust (the “Grantor Trust”) of funds representing 53% of the FPFG Intercompany Claim previously assigned by the Company to the Grantor Trust, it would cause the Grantor Trust to make distributions to the holders of the Company’s common stock of fifty percent of such funds beginning 45 days after the first release of such funds to the Grantor Trust and annually thereafter. The Company will announce record dates for these distributions at the applicable times;

  prior to the initial distribution from the Grantor Trust, the Company has agreed not to issue any shares of its common stock, except pursuant to agreements in effect on the date of the settlement agreement; and

  for a year following the initial distribution from the Grantor Trust, the Company agreed not to issue any shares of its common stock pursuant to a transaction that would result in the issuance of shares of common stock in an amount equal to 30% of the then outstanding shares, unless the Company obtains a fairness opinion with respect to such transaction.

The court dismissed the Election Suit on April 7, 2006.

As a result of the settlement agreement, and the fact that the Special Shareholder Meeting to Elect Directors was held May 5, 2006 (unopposed) the FPFX Shareholder Value Committee and the FPFX Steering Committee are no longer needed and therefore have disbanded. All funds contributed to the FPFX Shareholder Action Fund regarding the Nevada Litigation were prorated and returned to the original contributors, followed by closing of the FPFX Shareholder Action Fund. With the dissolution of the FPFX Shareholder Value Committee and subsequently the FPFX Steering Committee on August 27, 2006, Danford L. Martin no longer belongs to any shareholder group.

3. Source and Amount of Funds, or Other Consideration

         Mr. Martin states that all purchases made with respect to current and/or prior acquisitions were made by his own cash from personal funds and that no funds were borrowed or specifically obtained for the purpose of acquiring or holding such securities.

4. Purpose of Transaction

Investment purposes.

5. Interest in Securities of the Issuer

         The transactions during the past 60 days shown below were open market orders by Brokerages on the Company which is listed in the Pink Sheets. All the Company shares bought and sold are the voting class of COMMON shares. A combined total for Mr. Martin and his wife currently is 2,282,500 COMMON shares, equal to 4.73% of outstanding shares stated to be 48,245,090 per the 10QSB filed by the Company on August 14, 2006.

Danford L. Martin & Wife - Transactions during last 60 days, Open Market:

Date	Shares Bought	symbol	price/share	amt.
07/05/2006	500	FPFX	.15	$85.00
07/07/2006	1,000	FPFX	.15	$160.00
07/19/2006	1,000	FPFX	.15	$160.00
07/20/2006	1,000	FPFX	.14	$150.00
07/26/2006	1,000	FPFX	.15	$160.00
Date	Shares Sold	symbol	price/share	amt.
07/19/2006	30,000	FPFX	.14	$4,139.82
07/20/2006	10,000	FPFX	.13	$1,279.96
07/21/2006	20,000	FPFX	.13	$2,559.92
07/24/2006	4,000	FPFX	.13	$509.98
07/25/2006	15,000	FPFX	.12	$1,694.94
07/26/2006	25,000	FPFX	.13	$3,199.90
07/28/2006	11,000	FPFX	.13	$1,399.95

08/03/2006	6,000	FPFX	.13	$759.97
08/25/2006	75,000	FPFX	.13	$9,599.70
08/28/2006	10,000	FPFX	.08	$779.96
08/31/2006	15,000	FPFX	.09	$1,319.94

6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

         Except as set forth in this Schedule 13D, Mr. Martin and his wife do not: (i) directly or indirectly beneficially own any Shares or any securities of the Company; (ii) has had any relationship with the Company in any capacity other than as a shareholder, or is or has been a party to any transactions, or series of similar transactions, at any time in the past, or (iii) knows of any transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of them or their respective affiliates had, or will have, a direct or indirect material interest.

         In addition, other than as set forth in this Schedule 13D, there are no contracts, arrangements or understandings entered into by Mr. Martin and his wife, or any of their respective associates within the past year with any person with respect to any of the Company’s securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. In addition, other than as set forth in this Schedule 13D, neither Mr. Martin nor his wife have been engaged in contracts, negotiations or transactions with the Company or its affiliates concerning a merger, consolidation, acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets; or has had any other transaction with the Company or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the Commission.

         Except as set forth in this Schedule 13D, neither Mr. Martin nor his wife has entered into any agreement or understanding with any person with respect to (i) any future employment by the Company or its affiliates or (ii) any future transactions to which the Company or any of its affiliates will or may be a party.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 8, 2006
Date

/s/ Danford L. Martin
Signature

DANFORD L. MARTIN
Name/Title